Exhibit 99.2

PRESS RELEASE

BROOKFIELD BUSINESS PARTNERS COMMENCES

LIMITED PARTNERSHIP UNIT NORMAL COURSE ISSUER BID

Brookfield News, August 2, 2016 — Brookfield Business Partners L.P. (“BBU”) (NYSE: BBU; TSX: BBU.UN) today announced that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by BBU of its intention to commence a normal course issuer bid for its limited partnership units (the “units”). BBU believes that in the event the units trade in a price range that does not fully reflect their value, the acquisition of units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of BBU authorized the partnership to repurchase up to 5% of the issued and outstanding units, or 2,192,264 units. At the close of business on July 29, 2016, there were 43,845,298 units issued and outstanding. Under the normal course issuer bid, BBU may purchase up to 70,948 units on the TSX during any trading day, which represents 25% of the average daily trading volume of 283,792 units on the TSX for the period June 20, 2016 to July 29, 2016. Repurchases are authorized to commence on August 5, 2016 and will terminate on August 4, 2017, or earlier should BBU complete its repurchases prior to such date.

All purchases will be made through the facilities of the TSX or the New York Stock Exchange, and all Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

BBU will enter into an automatic purchase plan on or about the week of September 26, 2016 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of units, subject to certain trading parameters, at times when BBU ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, units will be repurchased in accordance with management’s discretion and in compliance with applicable law.

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Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldbusinesspartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with $240 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfieldbusinesspartners.com or contact:

Media:	Investors:
Suzanne Fleming	Jennifer Ritchie
Tel: (212) 417-2421	Tel: (416) 956-5230
Email: suzanne.fleming@brookfield.com	Email: jennifer.ritchie@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “believes,” “intends,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may” and “will.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-

looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities.